[Ropes & Gray LLP Letterhead]

October 7, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: James Rosenberg

Re:	Allmerica Financial Corporation Form 10-K for Fiscal Year Ended December 31, 2004 File No. 1-13754

Dear Mr. Rosenberg:

On behalf of Allmerica Financial Corporation (the “Company”), this letter responds to the comments raised by the Staff of the Commission in its letter dated September 9, 2005 to Mr. Frederick H. Eppinger, Jr. with respect to the Company’s most recent Form 10-K filing for the fiscal year ended December 31, 2004. As noted below, in response to several of the Staff’s comments, the Company proposes to revise the disclosure in its future Form 10-K and Form 10-Q filings. The Company has included the proposed revisions for the Staff’s review as an attachment to this letter.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in the Forms 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis

Results of Operations

Segment Income, page 24

1.	It appears that you have presented an inappropriate non-GAAP measure in your discussion of segment income. Please note that the disclosure of a “consolidated” segment profit or loss measure has no authoritative meaning outside of the SFAS No. 131 required reconciliation in the footnotes to the consolidated financial statements. Please refer to Question #21 in the Staff’s Frequently Asked Questions

Regarding the Use of Non-GAAP Financial Measures on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm that we issued on June 13, 2003. Please explain to us how your disclosure of a consolidated segment measure complies with Item 10(e) of Regulation S-K.

The Company notes that it has utilized segment income, which is determined in accordance with GAAP under SFAS 131, throughout management’s discussion and analysis of the results of each individual business segment. The total segment income presented on page 24 represents the sum of the segment income of each of the Company’s four operating segments, net of interest expense on corporate debt, as disclosed on page 23. While the summation of segment results is not specifically addressed in SFAS 131 outside the required reconciliation in the footnote, the Company notes that the summation it presents is comprised of only GAAP components. In addition, the Company believes this information is useful in understanding the context of its subsequent discussions of each segment and in providing a better understanding of the underlying trends in its business. Therefore, the Company believes that the sum of segment earnings, as comprised of entirely GAAP amounts, is both useful and not misleading to investors.

The Company is aware of and carefully considered the Commission’s opinion as articulated in Question #21 in the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when it prepared its Form 10-K, and the Company believes it fully addressed the requirements of Item 10(e) of Regulation S-K with regard to total segment income.

Item 10(e) requires that whenever a non-GAAP financial measure is presented in a filing with the Commission the filing must contain: the most directly comparable financial measure calculated in accordance with GAAP presented with equal or greater prominence than the non-GAAP measure; a reconciliation of the non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP; a statement disclosing the reasons why management believes that the non-GAAP financial measure provides useful information to investors; and to the extent material, a statement of the additional purposes for which management uses the non-GAAP financial measure.

Net income is the financial measure calculated in accordance with GAAP which is most directly comparable to the segment income. On page 23 of the Form 10-K, in the “Results of Operations” section, the Company first discusses net income, which affords it greater prominence than the disclosure of total segment income. Also on page 23, the Company reconciles total segment income to net income in a clearly understandable tabular format. The Company also explains the differences between segment income and net income, provides an explanation of the reasons why management believes that presentation of segment income is useful to investors, and, on pages 24 and 25, discloses and analyzes the components of the reconciliation. Thus, the Company believes that its disclosure fully addresses the requirements of Item 10(e) of Regulation S-K.

Segment Results

Property and Casualty, page 27

2.	You disclose that the primary difference between statutory accounting principles and GAAP is the deferral of certain underwriting expenses under GAAP that are amortized over the life of the policy. It appears that the disclosure of your statutory loss ratio excludes catastrophe losses, but your disclosure of statutory combined ratios includes catastrophe losses. Also, we note your disclosure of “statutory underwriting (loss)profit, excluding prior year reserve development and catastrophes” used in your reconciliation to segment income appears to be inconsistent with statutory accounting principles. Please explain to us how these adjusted statutory measures in your disclosure comparing statutory results with segment income are meaningful to investors and comply with Item 10 of Regulation S-K.

The Company believes that it is useful for investors to evaluate the components of income separately and in the aggregate when reviewing performance. The Company also believes that two of the components of income of most interest to its investors are catastrophe losses and prior year reserve development. Therefore, the purpose of the Company’s disclosure is not to adjust statutory measures; rather, it is intended to quantify the impact of these two items.

Catastrophe losses are an inherent risk of the property and casualty insurance industry that have contributed, and will continue to contribute, to potentially material year-to-year fluctuations in the Company’s results of operations and financial position. Investors also wish to understand loss trends excluding catastrophe losses as one way of viewing the overall underwriting quality of the Company’s portfolio of policies. In previous filings, the level of catastrophe losses have been summarized in Footnote 2 to the table on page 28 of the “Product Line Results” section. The Company proposes revising its disclosure on page 28 related to catastrophe losses in the manner set forth in the attached document. Specifically, the Company will not exclude catastrophe losses from either the statutory loss ratio or the statutory combined ratio and will continue to disclose catastrophe loss information in footnotes to the table. The Company proposes to make such changes in future filings beginning with its Form 10-Q for the quarter ending September 30, 2005. Therefore, investors will be able to easily determine loss and combined ratios both with and without catastrophe losses.

Prior year reserve development is also an important component of understanding earnings because investors wish to consider the portion of current year results which relate to current year activity, versus that portion which is a revision of amounts previously estimated. Prior year reserve development is also a separately reported component of statutory accounting principles.

In summary, disclosure of these two items assists investors in understanding the effect that these events have on the Company’s results, in order to accurately assess the underlying performance of its business. Therefore, the Company has disclosed the impact of these two items on the relevant statutory measures because of the volatility of these items between fiscal periods, and the resulting importance to investors. The Company notes for the Staff that many of its peer companies also separately quantify the impact of these two items, which the Company believes they do for similar reasons. The Company believes that its presentation is consistent with Item 10 of Regulation S-K, because it simply breaks out two items which are a component of statutory underwriting results, which have then been added together to provide statutory underwriting results, and which are then reconciled to segment income on page 29.

Life Companies

Life Companies Segment Income Excluding Certain Non-Cash Items, page 41

3.	You disclose that the alternative non-GAAP method of viewing your Life Companies business excludes various non-cash items. This alternative view of your Life Companies business does not appear to reflect statutory results or segment income and excludes recurring items that have occurred in prior periods and are likely to occur in future periods. Elimination of these items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. Exclusion of these amounts raises significant concern about management’s assertions as to the usefulness of these measures for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8, 9, and 21 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”. Please tell us how your disclosure complies with Item 10(e) of Regulation S-K.

The Company believes that its alternative non-GAAP method, Life Companies Segment Income Excluding Certain Non-Cash Items (“non-GAAP measure”), of viewing its Life Company business provides useful information to investors and, accordingly, complies with item 10(e) of Regulation S-K.

As disclosed in the Company’s reports under the Securities Exchange Act of 1934, the Life Companies business has been operating in runoff since the fourth quarter of 2002, when the Company ceased selling its proprietary life insurance products. Beginning in 2003, as a result of the Company’s decision to cease selling its proprietary life insurance products, the Company’s management began evaluating the Life Companies business using the alternative non-GAAP measure described on page 41 of the Company’s Form 10-K filing. The Company believes that the disclosure of this measure is required by the rules and principles of MD&A, as articulated in the interpretive guidance regarding MD&A released by the Commission on December 29, 2003, because it is one of the key performance indicators that management uses to manage the Life Companies business. As such, the Company believes that the disclosure of the alternative measure provides insight that permits investors to view the Life Companies business through the eyes of management.

Management’s primary Life Company business segment strategy, “seeks to generate positive cash flow by focusing on operational efficiencies, maintaining profitable customer relationships and managing and adjusting expense levels”, as disclosed on page 13 of the Company’s Form 10-K. The Company believes that its non-GAAP measure disclosure provides investors with a meaningful view of the performance of the current Life Company operations.

The Company utilizes its non-GAAP measure internally in evaluating its success with its strategy. It is reported to and evaluated by the Company’s chief operating decision maker, along with GAAP segment income from this business. Also, a significant portion of the Life Company management’s annual compensation is based on meeting a target for this alternative measure. For all of the above reasons, the Company believes that its disclosure of this non-GAAP measure is required under the rules and principles of MD&A, and provides investors with a meaningful way of viewing the Life Company business through management’s eyes. The disclosure is not an attempt to smooth earnings.

Furthermore, the Company believes that the disclosure regarding this alternative non-GAAP measure complies with Item 10(e) of Regulation S-K. Item 10(e) requires that whenever a non-GAAP financial measure is presented in a filing with the Commission the filing must contain: the most directly comparable financial measure calculated in accordance with GAAP presented with equal or greater prominence than the non-GAAP measure; a reconciliation of the non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with GAAP; a statement disclosing the reasons why management believes that the non-GAAP financial measure provides useful information to investors; and to the extent material, a statement of the additional purposes for which management uses the non-GAAP financial measure.

The Company’s discussion of the alternative non-GAAP measure appears at the end of the approximately seven pages of MD&A disclosures regarding the Life Companies segment. Thus, as presented, the non-GAAP measure is of much less prominence than the disclosures regarding GAAP segment income for the Life Companies segment. Also, on page 41 of the Form 10-K, the Company reconciles the total of this non-GAAP measure to the most directly comparable GAAP financial measure (segment income) in a clearly understandable tabular format. The Company also explains the differences between Life Companies segment income excluding certain non-cash items and segment income calculated in accordance with GAAP, provides an explanation of the reasons why management believes the presentation of the alternative measure is useful to investors, and discloses the additional purposes for which management uses the non-GAAP financial measure. With these disclosures, the Company believes it has fully addressed the requirements related to non-GAAP financial measures under Item 10(e) of Regulation S-K.

In addition, the Company notes to the Commission that on August 22, 2005 it reached an agreement to sell its variable life and annuity business. The transaction is expected to close in the fourth quarter 2005. As a result of this event, the Company will not disclose this non-GAAP measure in its future 10-K and 10-Q filings. To the extent that the Staff disagrees with the Company’s conclusions regarding the appropriateness and adequacy of the disclosures regarding the alternative non-GAAP measure in the Company’s 10-K for the year ended December 31, 2004, given the pending sale transaction, the Company does not believe it would be useful to investors to amend the prior filing.

Critical Accounting Policies, page 51

4.	It appears your discussion does not include an analysis of the uncertainties in applying these accounting policies or quantification of the related variability in operating results that you expect to be reasonably likely to occur. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please disclose the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

The Company proposes expanding its disclosures related to Critical Accounting Policies in Management’s Discussion and Analysis in the manner set forth in the attached document. The Company proposes to make such changes in future filings beginning with its Form 10-Q for the quarter ending September 30, 2005.

Regarding the discussion of Variable Products’ Deferred Policy Acquisition Costs and Deferred Sales Inducements, the Company does not believe that it would be useful to investors to amend its prior SEC filings due to the pending sale of the Company’s variable life and annuity business, which is expected to close in the fourth quarter of 2005. As a result of this event, the Company does not anticipate disclosing Variable DAC amortization as a critical accounting policy in its future 10-K and 10-Q filings, since variable DAC assets will be substantially eliminated in the third quarter of 2005 as part of the loss on the pending transaction.

In addition, the Company believes that its disclosure regarding the uncertainties in applying Variable Products’ Deferred Policy Acquisition Costs and Deferred Sales Inducements (“ Variable DAC amortization”) accounting policies is adequate, given the extensive DAC-related disclosures throughout the Form 10-K filing. Also, the Company believes that further quantification of its Variable DAC amortization sensitivity to changes in individual assumptions in the future would not provide useful information to investors, given the inherent difficulty in isolating the effect of individual assumptions, as well as the imminent disposition of this business.

Specifically, the Company calls the staff’s attention to the following disclosures. On page 51 of its Form 10-K, the Company states: “acquisition costs and sales inducements related to our variable products … are amortized through the income statement in proportion to total estimated gross profits over the expected life of the contracts. Our estimated gross profits are based on assumptions including mortality, contract persistency, asset growth rates, expenses associated with policy maintenance and contract costs (such as those relating to any GMDB feature and fees payable to distributors). The principal source of earnings for these policies is from asset-based fees, which can vary in relation to changes in the equity market.” On page 79, the Company provides further details about the key Variable DAC amortization . Furthermore, on page 39, the Company provides disclosure regarding the determination of GMDB reserves, a key component of estimated gross profits, that is subject to a complex set of uncertainties, and of the resulting potential volatility that has been partially mitigated by the Company’s hedging program. Additionally, pages 59-60 provides further guidance on the risks relating to the Life Companies, including the numerous uncertainties in relation to the key assumptions used in estimating future gross profits. Based on the above, the Company believes it has fully disclosed the uncertainties in applying these accounting policies.

The Company’s Variable DAC amortization models are derived from complex calculation models, involve multiple assumptions subject to future uncertainty, and involve material offsetting factor impacts such as its GMDB hedging program and the impact of policyholder benefits and other operating expenses. Future volatility in these key assumptions simultaneously affects GAAP earnings through the GMDB reserve calculations (see page 39), surrender fee income and asset-based fee income, often in an offsetting manner to their impact on Variable DAC amortization. Management believes that an attempt to isolate and quantify a sensitivity analysis on any individual GAAP income statement component assumptions would not provide meaningful information to investors and could likely result in providing investors with misleading information, due to the offsetting effect on other financial statement line items and the difficulty of providing investors with any reliable direction as to how the various changes would occur under a reasonable range of circumstances.

Regarding the discussion of Property and Casualty Insurance Loss Reserves, the Company proposes adding disclosure regarding the uncertainties in estimating loss reserves, addressing the issue of historical accuracy by discussing prior year reserve development, and quantifying the sensitivity of loss reserves to changes in loss ratio estimates. Please see the response to Comment 5 for additional details.

Regarding the discussion of Other-Than-Temporary Impairments, the Company notes that total impairments for 2004 were $6.9 million and are not considered to be of significant materiality to warrant a broader sensitivity analysis. In addition, such impairments were only $4.6 million through the first six months of 2005 and are currently expected to remain low. The Company believes that its investment portfolio is of sufficient quality that the disclosure accurately depicts its assessment of other-than-temporary impairments and that the likelihood of materially different results is minimal. The Company’s fixed maturity portfolio, which comprised approximately 90% of its total portfolio, consisted of over 94% investment grade securities as of December 31, 2004. Further, the fixed maturity portfolio has not changed materially in 2005 and is not expected to change materially in the future. Additionally, as indicated in the Investment Portfolio discussion found on page 42, the total balance of below investment grade fixed maturities and equity securities that were in an unrealized loss position as of December 31, 2004 was $2.4 million. The Company does not consider this amount to be material. Accordingly, it does not plan to consider other-than-temporary impairments as a critical accounting policy in its future 10-K and 10-Q filings.

Finally, regarding Property and Casualty Reinsurance Recoverables, the Company believes that the current disclosure adequately discusses the uncertainties regarding these amounts, as the disclosure addresses the factors impacting the valuation of losses recoverable, which is the major uncertainty associated with such recoverables.

5.	We have read your disclosure about your reserving process on pages 31-33. However, we believe that your disclosure regarding policy liabilities and accruals could be further improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Disclosure explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Accordingly, please disclose the following information for each of your lines of business.

•	The range of loss reserve estimates as determined by your actuaries.

•	The key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

•	Any changes in key assumptions you made to estimate the reserve at each reporting date. Demonstrate the sensitivity of the level of reserves to changes in key assumptions.

•	More precise insight into the existence and effects on future operations and financial condition of known trends in claim frequency and severity. Explain the variability inherent in these trends and the potential future impact on your earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.

•	For each of your longer-tail businesses such as workers compensation and environmental exposures, provide more precise insight into the existence and effects on future operation and financial condition of known trends, events and uncertainties. Information you should consider, but not be limited to, includes the following:

a.	the number of claims pending at each balance sheet date;

b.	the number of claims reported for each period presented;

c.	the number of claims dismissed, settled, or otherwise resolved for each period;

d.	the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

e.	the total settlement amount for each period;

f.	the cost of administering the claims;

g.	emerging trends that may result in future reserve adjustments; and

h.	if management is unable to estimate the possible loss or range of loss, a statement to that effect.

The Company provides significant disclosure relating to the reserve estimation process, the uncertainties of this process, the historical effect of adjustments to these estimates and the lines of business most likely to be affected by changes in these estimates and the factors causing such changes. However, the Company proposes expanding its current disclosures related to Reserves for Losses and Loss Adjustment Expenses in Management’s Discussion and Analysis in future filings beginning with the Form 10-Q for the quarter ending September 30, 2005. Specifically, as illustrated in the attached document, the Company will add further disclosure regarding the uncertainties in estimating loss reserves, address the issue of historical accuracy by discussing prior year reserve development, and will quantify the sensitivity of loss reserves to changes in loss ratio estimates.

However, the Company does not plan to disclose a range of loss reserve estimates, because management does not make use of such a range in determining its best estimate of loss reserves. As the Commission has stated in its guidance regarding Management’s Discussion and Analysis, one of the objectives of MD&A is to allow an investor to view the results of a company “through the eyes of management”. In this instance, the Company’s financial management personnel do not make use of a loss reserve range when determining the best estimate for loss and loss adjustment expense reserves. Instead, point estimates are determined for all material lines of business.

The Company’s internal actuarial staff conducts quarterly reviews of projected loss development information to assist management in making estimates of reserves for ultimate losses and loss adjustment expenses. These quarterly actuarial reviews include results of several actuarial methodologies for each line of business. The actuaries communicate to management point estimates by line of business, and management uses these and other factors as described in the Company’s filing to determine whether any changes need to be made to the estimated loss reserves. The Company’s management does not use a range, nor does it select the best estimate based on where such an estimate may lie within a range; rather, the Company uses all of the factors as disclosed in its filing to arrive at the best estimate. For this reason, the Company does not believe it would be helpful to investors to disclose a range of loss reserve estimates, since management does not use such information in determining its best estimate of loss reserves.

Regarding the other points noted in the Staff’s comment, as mentioned above, the Company will expand its disclosure to further address uncertainties, historical accuracy, and sensitivity. It has not made any significant changes in key assumptions over the recent past which would have a material impact on recorded loss reserves. The risk factors inherent in estimating loss reserves generally will vary for each line of business, as well as for each separately analyzed component of the line of business, and individual risk factors are also subject to interactions with other risk factors within line of business components. Thus, risk factors can have offsetting or compounding effects on required reserves. For example, the Company might make a statement that in the workers’ compensation line of business, the use of increasingly more expensive medical procedures may result in medical cost inflation different from original estimates. However, such procedures may enable workers to return to work faster, thereby lowering indemnity costs. Thus, it is difficult to discretely measure the effect of a single risk factor and construct a meaningful sensitivity expectation. Because of this interaction, the Company does not believe it would be prudent to attempt to disclose more precise insight into the possible effects on future operations and financial condition of known trends, such as in claim frequency and severity, more so than it already has disclosed.

The Company believes it has explained the inherent variability in estimating loss reserves, and demonstrated that any changes in risk factors may have a material impact on future operations and financial condition of the Company. The historical accuracy of the estimation process is discussed under “Prior Year Development by Line of Business” on page 33 and in year by year detail in Part I under “Reserve for Unpaid Losses and Loss Adjustment Expenses” and “Analysis of Losses and Loss Adjustment Expense Reserve Development” on pages 8 and 9 of the Company’s Form 10-K.

The Company also believes for the same reasons that it would not benefit investors to have information such as claims pending, reported and closed, in the Company’s long tail lines of business, because such information would not provide them with any more precise insight than from that which is already disclosed. Further, most of the Company’s policies issued are in short tail lines of business, so the requested information on long tail lines of business would not have a material impact on understanding results. For example, approximately 80% of current loss reserves relate to short tail lines of business. Also, environmental exposure is estimated to be very limited, as evidenced by the fact that the Company only carries $24.7 million of asbestos and environmental reserves as of December 31, 2004, net of reinsurance and excluding pools. Therefore, the Company believes that its proposed expanded disclosures related to Reserves for Losses and Loss Adjustment Expenses in Management’s Discussion and Analysis, as illustrated in the attached document, are adequate to explain the uncertainty and risk surrounding estimation of loss reserves.

Contractual Obligations, page 56

6.	We note that you have not included estimated payments associated with your policy liabilities and accruals in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the company. Due to the significance of these future legal obligations, we believe that inclusion of reserves in the contractual obligation table will allow investors to more fully evaluate your liquidity and capital resources. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of the item 303(a)(5) of Regulation S-K. In addition, this disclosure should be linked with your discussion of liquidity and capital resources. Please disclose the expected payments associated with these liabilities in your contractual obligation table.

The Company will disclose its property and casualty policy liabilities and accruals in the contractual obligations table in future filings, as illustrated in the attached document. Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be disclosed by period will be estimates based principally on historical experience.

The Company does not plan to include additional policy liabilities and accruals associated with its variable life insurance and annuity business in the contractual obligations table as this business will be sold in the aforementioned pending transaction. Accordingly, the related liabilities will no longer reside with the Company after the expected transaction closing in the fourth quarter of 2005. The Company will disclose its material, remaining Life Company business’ policyholder liabilities in the contractual obligations table in future filings, as illustrated in the attached document.

We hope that the foregoing has been responsive to the Staff’s comments. To facilitate your review, we are sending to your attention three copies of this response letter, together with the revised disclosure referred to herein, marked to show changes from the existing disclosure. We are also filing the letter and the revised disclosure via EDGAR. It would be greatly appreciated if you could advise me at the number below if the foregoing responses are acceptable or if any additional comments or questions will be forthcoming. If you should have any questions about this letter or require any further information, please call me at (617) 951-7936 or my colleague Julie Jones at (617) 951-7294.

Very truly yours,

/s/ Steven M. Hoffman

Steven M. Hoffman

Enclosures

Cc:	Edward J. Parry III J. Kendall Huber, Esq. Warren E. Barnes Patricia Norton-Gatto Julie H. Jones, Esq.

Comment 2

The following table summarizes statutory net premiums written and statutory loss and combined ratios for the Personal Lines and Commercial Lines segments. These items are not meaningful for our Other Property and Casualty segment:

	For the Years Ended December 31
	2004		2003		2002
(In millions, except ratios)	Statutory Net Premiums Written	Statutory Loss Ratios (1)	Statutory Net Premiums Written	Statutory Loss Ratios (1)	Statutory Net Premiums Written	Statutory Loss Ratios (1)
Personal Lines:
Personal automobile	$1,033.2	63.9	$1,098.2	72.3	$1,098.6	72.5
Homeowners	413.6	54.4	396.7	60.1	360.9	61.4
Other personal	40.5	57.5	42.9	42.2	44.3	45.6

Total personal	1,487.3	61.2	1,537.8	68.4	1,503.8	69.2

Commercial Lines:
Workers’ compensation	125.4	79.6	123.6	91.9	149.1	65.7
Commercial automobile	186.3	48.5	171.3	49.0	197.6	60.0
Commercial multiple peril	332.2	58.9	314.2	52.2	318.7	57.1
Other commercial	105.3	42.4	88.0	35.9	98.6	49.9

Total commercial	749.2	57.7	697.1	56.5	764.0	58.8

Total	$2,236.5	60.2	$2,234.9	65.7	$2,267.8	65.8

Statutory combined ratio (2):
Personal Lines	98.6		104.6		104.3
Commercial Lines	105.1		99.4		100.3
Total	100.9		104.0		103.1

(1)	Statutory loss ratio is a common industry measurement of the results of property and casualty insurance underwriting. This ratio reflects incurred claims compared to premiums earned. Our statutory loss ratios include catastrophe losses. Catastrophe losses in personal lines represented 0.2%, 11.3%, 4.5% and 3.3% of our Personal Automobile, Homeowners, Other Personal Lines and Total Personal Lines statutory loss ratios, respectively, for the year ended December 31, 2004. Catastrophe losses in commercial lines represented 0.1%, 14.8%, 1.0% and 6.8% of our Commercial Automobile, Commercial Multiple Peril, Other Commercial Lines and Total Commercial

Lines statutory loss ratios, respectively, for the year ended December 31, 2004. Catastrophe losses in the Workers’ Compensation line were not material, and catastrophe losses for Total Property and Casualty represented 4.4% of the statutory loss ratio for the year ended December 31, 2004. Catastrophe losses in personal lines represented 0.2%, 8.5%, 2.5% and 2.3% of our Personal Automobile, Homeowners, Other Personal Lines and Total Personal Lines statutory loss ratios, respectively, for the year ended December 31, 2003. Catastrophe losses in commercial lines represented 0.2%, 6.0%, 4.8% and 3.3% of our Commercial Automobile, Commercial Multiple Peril, Other Commercial Lines and Total Commercial Lines statutory loss ratios, respectively, for the year ended December 31, 2003. Catastrophe losses in the Workers’ Compensation line were not material, and catastrophe losses for Total Property and Casualty represented 2.6% of the statutory loss ratio for the year ended December 31, 2003. Catastrophe losses in personal lines represented 0.2%, 6.7%, 1.8% and 1.8% of our Personal Automobile, Homeowners, Other Personal Lines and Total Personal Lines statutory loss ratios, respectively, for the year ended December 31, 2002. Catastrophe losses in commercial lines represented 0.1%, 1.1%, 1.6% and 0.7% of our Commercial Automobile, Commercial Multiple Peril, Other Commercial Lines and Total Commercial Lines statutory loss ratios, respectively, for the year ended December 31, 2002. Catastrophe losses in the Workers’ Compensation line were not material, and catastrophe losses for Total Property and Casualty represented 1.4% of the statutory loss ratio for the year ended December 31, 2002.

(2)	Statutory combined ratio is a common industry measurement of the results of property and casualty insurance underwriting. This ratio is the sum of the ratio of incurred claims and claim expenses to premiums earned and the ratio of underwriting expenses incurred to premiums written. Federal income taxes, net investment income and other non-underwriting expenses are not reflected in the statutory combined ratio. Our statutory combined ratios include catastrophe losses, which represented 3.3%, 6.8% and 4.4% of our Personal Lines, Commercial Lines and Total statutory combined ratios, respectively, for the year ended December 31, 2004; 2.3%, 3.3% and 2.6% of our Personal Lines, Commercial Lines and Total statutory combined ratios, respectively, for the year ended December 31, 2003; and 1.8%, 0.7% and 1.4% of our Personal Lines, Commercial Lines and Total statutory combined ratios, respectively, for the year ended December 31, 2002.

Comments 4 and 5

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements. These statements have been prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following critical accounting policies, among others, are those which we believe affect the more significant judgments and estimates used in the preparation of our financial statements. Additional information about our significant accounting policies may be found in Note 1, “Summary of Significant Accounting Policies” on pages 70 to 77 of the Notes to Consolidated Financial Statements included in Financial Statements and Supplementary Data of this Form 10-K.

Property and Casualty Insurance Loss Reserves

We determine the amount of loss and loss adjustment expense reserves (the “loss reserves”), as discussed in “Segment Results – Property and Casualty, Overview of Loss Reserve Estimation Process” based on an estimation process that is very complex and uses information obtained from both company specific and industry data, as well as general economic information. The estimation process is judgmental, and requires us to continuously monitor and evaluate the life cycle of claims on type-of-business and nature-of-claim bases. Using data obtained from this monitoring and assumptions about emerging trends, we develop information about the size of ultimate claims based on historical experience and other available market information. The most significant assumptions used in the estimation process, which vary by line of business, include determining the expected consistency in the frequency and severity of claims incurred but not yet reported to prior year claims, the trend in loss costs, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There are no precise methods, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors, as noted above. Because the amounts of the loss reserves are sensitive to our assumptions, we do not completely rely on only one estimate to determine our loss reserves. Our actuaries develop several estimates using generally accepted actuarial projection methodologies that result in various reasonably possible loss reserve outcomes and we adopt an estimate that considers all of the actuarial projection methodologies plus other factors not captured by these methodologies. Regarding voluntary and involuntary pools, we are provided loss estimates by managers of each pool. We adopt an estimate that considers this information and other factors. We exercise judgment in estimating all loss reserves based upon our knowledge of the business, review of the outcome of actuarial studies, historical experience and other factors to record an estimate which reflects our expected ultimate loss and loss adjustment expenses. We believe that adequate provision has been made for loss reserves. However, establishment of appropriate reserves is an inherently uncertain process and there can be no certainty that current established reserves will prove adequate in light of subsequent actual experience. A significant change to the estimated reserves could have a material impact on our results of operations and financial position. An increase or decrease in reserve estimates would result in a corresponding decrease or increase in financial results. For example, each 1 percentage point change in the loss and LAE ratio resulting from a change in reserve estimation is currently projected to have an approximate $22 million impact on property and casualty segment income, based on 2004 full year premiums.

When trends emerge that we believe affect the future settlement of claims, we adjust our reserves accordingly (see Segment Results – Property and Casualty, Management’s Review of Judgments and Key Assumptions for further explanation of factors affecting our reserve estimates, our review process and our process for determining changes to our reserve estimates). Reserve adjustments are reflected in the Consolidated Statements of Income as adjustments to losses and loss adjustment expenses. Often, we recognize these adjustments in periods subsequent to the period in which the underlying loss event occurred. These types of subsequent adjustments are disclosed and discussed separately as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results. As discussed in Segment Results – Property and Casualty, Management’s Review of Judgments and Key Assumptions, estimated loss and LAE reserves for claims occurring in prior years developed favorably (unfavorably) by $14.5 million, ($40.4) million, and ($6.4) million for the years ended December 31, 2004, 2003 and 2002, respectively, which represents 0.47%, 1.34%, and 0.22% of loss reserves held, respectively.

The major causes of material uncertainty relating to ultimate losses and loss adjustment expenses (“risk factors”) generally vary for each line of business, as well as for each separately analyzed component of the line of business. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently. Some risk factors will affect more than one line of business. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a line of business. Individual risk factors are also subject to interactions with other risk factors within line of business components. Thus, risk factors can have offsetting or compounding effects on required reserves.

Property and Casualty Reinsurance Recoverables

We share a significant amount of insurance risk of the primary underlying contracts with various insurance entities through the use of reinsurance contracts. As a result, when we experience loss events that are subject to the reinsurance contract, reinsurance recoveries are recorded. The amount of the reinsurance recoverable can vary based on the size of the individual loss or the aggregate amount of all losses in a particular line, book of business or an aggregate amount associated with a particular accident year. The valuation of losses recoverable depends on whether the underlying loss is a reported loss, or an incurred but not reported loss. For reported losses, we value reinsurance recoverables at the time the underlying loss is recognized, in accordance with contract terms. For incurred but not reported losses, we estimate the amount of reinsurance recoverable based on the terms of the reinsurance contracts and historical reinsurance recovery information and apply that information to the gross loss reserve estimates. The most significant assumption we use is the average size of the individual losses for those claims that have occurred but have not yet been recorded by us. The reinsurance recoverable is based on what we believe are reasonable estimates and is disclosed separately on the financial statements. However, the ultimate amount of the reinsurance recoverable is not known until all losses are settled.

Variable Products’ Deferred Policy Acquisition Costs and Deferred Sales Inducements

DAC consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of insurance deposits. Our variable annuity product offerings included contracts that offered enhanced crediting rates or bonus payments, also referred to as sales inducements. Prior to the adoption of SOP 03-1, sales inducements were included with our deferred policy acquisition costs. Acquisition costs and sales inducements related to our variable products (variable universal life and variable annuities) are recorded on the balance sheet and amortized through the income statement in proportion to total estimated gross profits over the expected life of the contracts. Our estimated gross profits are based on assumptions including mortality, contract persistency, asset growth rates, expenses associated with policy maintenance and contract costs (such as those relating to any GMDB feature and fees payable to distributors). The principal source of earnings for these policies is from asset-based fees, which can vary in relation to changes in the equity market.

At each balance sheet date, we evaluate the historical and expected future gross profits. Any adjustment in estimated profit requires that the amortization rate be revised retroactively to the date of policy/annuity issuance. The cumulative difference related to prior periods is recognized as a component of the current periods’ amortization, along with amortization associated with the actual gross profits of the period. Lower actual gross profits would typically result in less amortization expense. The converse would also be true. However, if lower gross profits were to continue into the future, a partial permanent impairment of the existing DAC and sales inducement assets may occur.

Decreased persistency and equity market value declines are factors which would lower our estimated gross profits. Decreased persistency not only lowers net fees due to lower average invested assets, it also will increase the cost of the GMDB feature of variable annuity contracts, further reducing profitability. This results in future revenues being insufficient to offset GMDB claims in the near term.

We review the DAC asset quarterly to determine if it is recoverable from future income. If DAC is determined to be unrecoverable, such costs are expensed at the time of determination. The amount of DAC considered recoverable would be reduced in the near-term if the estimate of ultimate or future gross profits is reduced. We would revise the amount of DAC amortization if any of the estimates discussed above were revised. In addition, the disposition of a line of business can result in the permanent impairment of the related DAC asset.

Other-Than-Temporary Impairments

We employ a systematic methodology to evaluate declines in fair values below amortized cost for all investments. The methodology utilizes a quantitative and qualitative process ensuring that available evidence concerning the declines in fair value below amortized cost is evaluated in a disciplined manner. In determining whether a decline in fair value below amortized cost is other-than-temporary, we evaluate the length of time and the extent to which the fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; the issuer’s credit and financial strength ratings; the issuer’s financial performance, including earnings trends, dividend payments, and asset quality; any specific events which may influence the operations of the issuer; general market conditions; the financial condition and prospects of the issuer’s market and industry; and, our ability and intent to hold the investment. We apply judgment in assessing whether the aforementioned factors have caused an other-than-temporary decline in value. When an other-than-temporary decline in value is deemed to have occurred, we reduce the cost basis of the investment to fair value. This reduction is permanent and is recognized as a realized investment loss (see Investment Portfolio for further discussion regarding other-than-temporary impairments and securities in an unrealized position).

Comment 5

Reserve for Losses and Loss

Adjustment Expenses

Overview of Loss Reserve Estimation Process

We maintain reserves for our property and casualty products to provide for our ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. These reserves are estimates, involving actuarial projections at a given point in time, of what we expect the ultimate settlement and administration of claims will cost based on facts and circumstances then known, estimates of future trends in claim severity and frequency, judicial theories of liability and policy coverage, and other factors.

We determine the amount of loss and loss adjustment expense reserves (the “loss reserves”) based on an estimation process that is very complex and uses information obtained from both company specific and industry data, as well as general economic information. The estimation process is judgmental, and requires us to continuously monitor and evaluate the life cycle of claims on type-of-business and nature-of-claim bases. Using data obtained from this monitoring and assumptions about emerging trends, we develop information about the size of ultimate claims based on historical experience and other available market information. The most significant assumptions used in the estimation process, which vary by line of business, include determining the expected consistency in the frequency and severity of claims incurred but not yet reported to prior year claims, the trend in loss costs, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There are no precise methods, however, for subsequently evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors, as noted above. Because the amounts of the loss reserves are sensitive to our assumptions, we do not completely rely on only one estimate to determine our loss reserves. We develop several estimates using generally accepted actuarial projection methodologies that result in various reasonably possible loss reserve outcomes and we adopt an estimate that considers all of the actuarial projection methodologies plus other factors not captured by these methodologies. Regarding voluntary and involuntary pools, we are provided loss estimates by managers of each pool. We adopt an estimate that considers this information and other factors. We exercise judgment in estimating all loss reserves based upon our knowledge of the Property and Casualty business, review of the outcome of actuarial studies, historical experience and other factors to record an estimate which reflects our expected ultimate loss and loss adjustment expenses. When trends emerge that we believe affect the future settlement of claims, we adjust our reserves accordingly.

Management’s Review of Judgments and Key Assumptions

There is greater inherent uncertainty in estimating insurance reserves for certain types of property and casualty insurance lines, particularly workers’ compensation and other liability lines, where a longer period of time may elapse before a definitive determination of ultimate liability and losses may be made. In addition, the technological, judicial, regulatory and political climates involving these types of claims change regularly. We maintain a practice of significantly limiting the issuance of long-tailed other liability policies, including directors and officers (“D&O”) liability, errors and omissions (“E&O”) liability and medical malpractice liability. The industry has experienced recent adverse loss trends in these lines of business.

We regularly update our reserve estimates as new information becomes available and further events occur which may impact the resolution of unsettled claims. Reserve adjustments are reflected in results of operations as adjustments to losses and LAE. Often these adjustments are recognized in periods subsequent to the period in which the underlying policy was written and loss event occurred. These types of subsequent adjustments are described as “prior year reserve development”. Such development can be either favorable or unfavorable to our financial results and may vary by line of business.

Inflation generally increases the cost of losses covered by insurance contracts. The effect of inflation varies by product. Our property and casualty insurance premiums are established before the amount of losses and LAE and the extent to which inflation may affect such expenses are known. Consequently, we attempt, in establishing rates and reserves, to anticipate the potential impact of inflation and increasing medical costs in the projection of ultimate costs. We have experienced increasing medical costs, including those associated with personal automobile personal injury protection claims, particularly in Michigan, as well as in our workers’ compensation line in most states. This increase is reflected in our reserve estimates, but continued increases could contribute to increased losses and LAE in the future.

We regularly review our reserving techniques, our overall reserving position and our reinsurance. Based on (i) our review of historical data, legislative enactments, judicial decisions, legal developments in impositions of damages and policy coverage, political attitudes and trends in general economic conditions, (ii) our review of per claim information, (iii) our historical loss experience and that of the industry, (iv) the relatively short-term nature of most policies written by us and (v) our internal estimates of required reserves, we believe that adequate provision has been made for loss reserves. However, establishment of appropriate reserves is an inherently uncertain process and there can be no certainty that current established reserves will prove adequate in light of subsequent actual experience. A significant change to the estimated reserves could have a material impact on our results of operations and financial position. An increase or decrease in reserve estimates would result in a corresponding decrease or increase in financial results. For example, each 1 percentage point change in the loss and LAE ratio resulting from a change in reserve estimation is currently projected to have an approximate $22 million impact on property and casualty segment income, based on 2004 full year premiums.

As discussed below, estimated loss and LAE reserves for claims occurring in prior years developed favorably (unfavorably) by $14.5 million, ($40.4) million, and ($6.4) million for the years ended December 31, 2004, 2003 and 2002, respectively, which represents 0.47%, 1.34%, and 0.22% of loss reserves held, respectively.

The major causes of material uncertainty relating to ultimate losses and loss adjustment expenses (“risk factors”) generally vary for each line of business, as well as for each separately analyzed component of the line of business. In some cases, such risk factors are explicit assumptions of the estimation method and in others, they are implicit. For example, a method may explicitly assume that a certain percentage of claims will close each year, but will implicitly assume that the legal interpretation of existing contract language will remain unchanged. Actual results will likely vary from expectations for each of these assumptions, resulting in an ultimate claim liability that is different from that being estimated currently.

Some risk factors will affect more than one line of business. Examples include changes in claim department practices, changes in settlement patterns, regulatory and legislative actions, court actions, timeliness of claim reporting, state mix of claimants, and degree of claimant fraud. The extent of the impact of a risk factor will also vary by components within a line of business. Individual risk factors are also subject to interactions with other risk factors within line of business components. Thus, risk factors can have offsetting or compounding effects on required reserves.

Comment 6

(In millions)

	Maturity less than 1 year	Maturity 1-3 years	Maturity 3-5 years	Maturity in excess of 5 years	Total
Long-term debt (1)	$—	$—	$—	$508.8	$508.8
Trust instruments supported by funding obligations (2)	779.3	312.2	—	19.7	1,111.2
Funding agreements (2)	—	30.0	—	—	30.0
Individual contract deposit funds (3)	1.9	11.2	9.1	83.2	105.4
Operating lease commitments (4)	15.2	17.8	4.1	1.2	38.3
Qualified pension plan funding obligations (5)	0.9	—	—	—	0.9
Non-qualified pension plan benefit obligations (6)	5.9	12.0	12.6	32.6	63.1
Life-contingent contract benefit obligations (7), (11)	50.3	98.6	97.7	1,117.5	1,364.1
Group annuity pension benefit obligations (8)	46.7	86.9	78.3	431.0	642.9
Certain group life and health insurance obligations (9), (11)	9.7	24.8	17.0	74.3	125.8
Loss and LAE obligations (10)	1,269.4	950.8	379.4	469.0	3,068.6

(1)	Long-term debt includes our senior debentures due in 2025, which pay annual interest at a rate of 7 5/8%, and our junior subordinated debentures due in 2027, which pay cumulative dividends at an annual rate of 8.207%.
(2)	Trust instruments supported by funding obligations payments and funding agreement payments are reflected in the category representing their contractual maturity.
(3)	Individual contract deposit funds are reflected in the category representing their contractual maturity.
(4)	We have operating leases in FAFLIC, Hanover and Citizens.
(5)	Qualified pension plan funding obligations represent the amounts necessary to be contributed to the plan to satisfy minimum funding obligations in accordance with the Employee Retirement Income Security Act of 1974. Beginning in 2006, substantial contributions may be required based on the current level of pension assets and liabilities. It is not currently possible to reliably estimate these obligations.
(6)	Non-qualified pension plan benefit obligations reflect estimated payments to be made through plan year 2014 for pension, postretirement and postemployment benefits. Estimates of these payments and the payment patterns are based upon historical experience.
(7)	Life-contingent contract benefits relate to traditional life insurance contracts and reflect the estimated cash payments to be made to policyholders in the future. The timing of cash outflows related to these contracts is based on historical experience and our expectation of future payment patterns. Uncertainties relating to these estimates include mortality assumptions, customer lapse and surrender activity, renewal premium and expense assumptions. Actual payments may differ from our estimates and could result in a significantly different future payment pattern. The total contractual obligations exceeds the corresponding liability on the financial statements primarily because the financial statement liability has been discounted for interest.
(8)	Group annuity pension obligations reflect the estimated cash payments due to annuitants as a result of policies purchased from us by their employers. The timing of cash outflows related to these contracts is based on historical experience and our expectation of future payment patterns. Mortality assumptions are the primary uncertainty in estimating these obligations. The total contractual obligations exceeds the corresponding liability on the financial statements primarily because the financial statement liability has been discounted for interest.
(9)	During 1999, we exited our group life and health insurance business. Certain group life and health benefit obligations relate to this discontinued business and primarily represent the run-off of accident and health assumed reinsurance pool obligations. The timing of cash outflows related to these contracts is based on historical experience and information provided by the administrators of each pool. Uncertainties relating to these estimates include mortality assumptions, morbidity assumptions, medical inflation costs and other factors. Actual payments may differ from our estimates and could result in a significantly different future payment pattern. The total contractual obligations exceeds the corresponding liability on the financial statements primarily because the financial statement liability has been discounted for interest.

(10)	Unlike many other forms of contractual obligations, loss and loss adjustment expense (LAE) reserves do not have definitive due dates and the ultimate payment dates are subject to a number of variables and uncertainties. As a result, the total loss and LAE reserve payments to be made by period, as shown above, are estimates based principally on historical experience.
(11)	As of December 31, 2004, universal life insurance reserves of $579.4 million, individual health insurance reserves of $257.9 million, and certain group life and health insurance reserves of $54.4 million have been excluded because substantially all of these obligations are reinsured with other insurance companies. The related contractual obligations and cash flows are borne by the reinsurers.